Exhibit 99.2
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this registration statement on form F-10 (No. 333-267554) of Sandstorm Gold Ltd. of our report dated February 15, 2024, relating to the financial statements and effectiveness of internal control over financial reporting of Sandstorm Gold Ltd., which appears in Sandstorm Gold Ltd.’s current report on Form 6-K filed on February 15, 2024.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 15, 2024